# JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK


02002603

12 November 2001

02 JAN 18 AM 8:12

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

SUPPL

Dear Sir

**SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938**

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

**ABI Interim Results - Dated 5 November 2001**

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

cc Mr Stephen I Siller
Siller Wilk LLP
747 Third Avenue
New York
NY 10017-2803 USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

# ABI INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

SAB's subisidiary, Amalgamated Beverage Industries Limited (ABI), has reported its interim results in Johannesburg for the six months ended 30 September 2001. The text of ABI's announcement follows and it should be noted that the interim results have been prepared in accordance with South African generally accepted accounting practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

## AMALGAMATED BEVERAGE INDUSTRIES LIMITED

**(Registration Number 1970/006820/06)**

## INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

Trading profit increased by 35%
Attributable earnings per share increased by 33%
Headline earnings per share increased by 18%
Dividends per share increased by 18%

INCOME STATEMENTS

| | **2001 Half year September Rm (unaudited)** | 2000 Half Year September Rm (unaudited) | Change % | 2001 Year March Rm (audited) |
|---|---|---|---|---|
| **Revenue** | **1,739** | 1,548 | **12%** | 3,799 |
| | | | | |
| **Trading Profit** | **124** | 92 | **35%** | 487 |
| Share of associate's earnings | **12** | 21 | | 51 |
| Net financing income/ (costs) | **4** | (13) | | (17) |
| | | | | |
| **Profit before taxation** | **140** | 100 | | 521 |
| Taxation | **(67)** | (45) | | (155) |
| Effective charge excluding STC | **(46)** | (27) | | (134) |
| STC charge | **(21)** | (18) | | (21) |
| | | | | |
| **Earnings attributable to ordinary shareholders** | **73** | 55 | **33%** | 366 |
| | | | | |
| **Earnings per share** (cents) | | | | |
| Attributable earnings basis | **48.0** | 36.2 | **33%** | 240.8 |
| Headline earnings basis | **73.7** | 62.5 | **18%** | 292.1 |
| | | | | |
| **Dividends per ordinary share** (cents) | **32.5** | 27.5 | **18%** | 144.0 |
| | | | | |
| **Reconciliation of headline earnings** (Rm) | | | | |
| Earnings attributable to ordinary shareholders | **73** | 55 | | 366 |
| Loss on disposal of fixed assets | **0** | 1 | | 0 |
| Goodwill amortised | **39** | 39 | | 78 |
| | | | | |
| Headline earnings | **112** | 95 | **18%** | 444 |
| | | | | |
| **Weighted average number of ordinary shares in issue** (millions) | **152** | 152 | | 152 |
| | | | | |
| **Number of ordinary shares in issue** (millions) | **152** | 152 | | 152 |

## CASH FLOW STATEMENTS

| | **2001 Half Year September Rm (unaudited)** | 2000 Half year September Rm (unaudited) | 2001 Year March Rm (audited) |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Trading Profit | **124** | 92 | 487 |
| Amortisation | **39** | 39 | 78 |
| Depreciation | **69** | 69 | 139 |
| Other non-cash items | **6** | 10 | 8 |
| **Cash generated from trading** | **238** | 210 | 712 |
| Decrease in working capital | **10** | 68 | 24 |
| Dividend income received | **10** | 10 | 25 |
| Cash generated from operations | **258** | 288 | 761 |
| Net interest received / (paid) | **4** | (13) | (17) |
| Taxation paid | **(97)** | (69) | (148) |
| **Cash flow from operations** | **165** | 206 | 596 |
| Dividends paid | **(177)** | (152) | (194) |
| Issue of share capital | **8** | | |
| **Net cash retained** | **(4)** | 54 | 402 |
| **Cash flow from investment activities** | | | |
| Investment to maintain and upgrade operations | **(11)** | (16) | (27) |
| Investment in returnable bottles and crates | **(8)** | (6) | (26) |
| Investment to expand operations | **(29)** | (77) | (122) |
| Disposal proceeds | **18** | 10 | 45 |
| Net cash invested | **(30)** | (89) | (130) |
| **Cash effects of financing activities** | | | |
| Increase / decrease in interest bearing debt | **89** | 77 | (274) |
| **Net cash inflow / (outflow) from financing activities** | **89** | 77 | (274) |
| **Increase / (decrease) in liquid resources** | **55** | 42 | (2) |

## BALANCE SHEETS

| | 2001 September Rm (unaudited) | 2000 September Rm (unaudited) | 2001 March Rm (audited) |
|---|---|---|---|
| **Shareholders' funds** | **2,564** | 2,408 | 2,660 |
| **Interest bearing debt** | **89** | 351 | |
| **Total capital employed** | **2,653** | 2,759 | 2,660 |
| **Non-current assets** | | | |
| Goodwill | **1,302** | 1,380 | 1,341 |
| Operating assets | **1,025** | 1,080 | 1,059 |
| Associate investments | **171** | 154 | 169 |
| Other investments | **22** | 21 | 22 |
| | **2,520** | 2,635 | 2,591 |
| **Returnable bottles and crates** | **342** | 362 | 353 |
| **Current assets** | | | |
| Inventories | **213** | 215 | 186 |
| Debtors | **344** | 318 | 315 |
| Liquid resources | **102** | 91 | 47 |
| | **659** | 624 | 548 |
| **Total assets** | **3,521** | 3,621 | 3,492 |
| **Interest free liabilities** | | | |
| Current | **758** | 737 | 722 |
| Deferred taxation | **110** | 125 | 110 |
| | **868** | 862 | 832 |
| **Net assets** | **2,653** | 2,759 | 2,660 |
| **Capital expenditure** (Rm) | | | |
| Incurred | **48** | 99 | 175 |
| Contracted | **80** | 34 | 0 |
| Authorised by the directors but not yet contracted | **73** | 48 | 178 |
| **Net worth per ordinary share** (cents) | **1,687** | 1,584 | 1,750 |

## STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS EQUITY

| | 2001 Half year September Rm (unaudited) | 2000 Half year September Rm (unaudited) | 2001 Year March Rm (audited) |
|---|---|---|---|
| **Shareholders' funds at the beginning of the period** | **2,660** | 2,334 | 2,317 |
| Change in accounting policy (see accounting policies: AC107) | | 171 | 171 |
| **Restated shareholders' funds at the beginning of the period** | **2,660** | 2,505 | 2,488 |
| **Changes in share premium** | | | |
| Premium on shares issued for share options | **8** | | |
| **Changes in retained surplus** | | | |
| Earnings attributable to ordinary shareholders as adjusted | **73** | 55 | 366 |
| Earnings attributable to ordinary shareholders as previously reported | | 68 | 363 |
| Change in accounting policy (see accounting policies: AC107) | | (13) | 3 |
| Ordinary dividends (restated) | **(177)** | (152) | (194) |
| **Shareholders' funds at the end of the period** | **2,564** | 2,408 | 2,660 |

## COMMENTARY

### Financial results

Despite difficult trading conditions, volume growth of 3% to 4,61 million hectolitres has been obtained in the first half of the year. This positive performance continues the trend set in the second half of the previous financial year. Sales of mainstream carbonated soft drinks grew compared to the previous period, aided by the sales of new products. These other soft drinks, while still small, are growing rapidly and now make up 3% of total volume.

Overhead cost containment, productivity initiatives and rationalisation continue to deliver value and will yield further savings into the future. Careful phasing of capital spending has yielded benefits in cash flow and therefore a net interest received position, despite the outflow of dividends in the period. ABI's strong cash generating ability has allowed the company to remain ungeared.

Due to a shift in consumer preference from cans to bottles, volumes of our associate company Coca-Cola Canners have declined, resulting in lower earnings and dividend income.

## Accounting policies

The South African Accounting Statement AC 107 "Events after the balance sheet date", requires that dividends, and the related STC charge, are only accounted for in the period when declared. The effect of this change is disclosed in the statement of changes in equity and comparative figures have been restated accordingly. This change has the effect of significantly raising the tax rate on the face of the interim Income Statement, however in the second half of the year only the interim dividend will result in an STC charge.

The interim financial statements are prepared in accordance with and comply with South African Statement of General Accepted Accounting Practice and with the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these interim financial statements, correspond with those applied in the latest annual financial statements, except as indicated above.

## Dividends

Notice is hereby given that on 2 November 2001, the board of directors resolved to declare an interim dividend of 32,5cents per share (2000: 27,5 cents per share) an increase of 18%. This dividend will be paid out of profits as determined by the directors, to shareholders registered as such at the close of business on 23 November 2001. The salient dates for the declaration and payment of the interim dividend are as follows:

Last date to trade ("LDT') ordinary share "cum" dividend: Friday 16 November 2001
Ordinary share trade "ex" dividend: Monday 19 November 2001
Record date ("RD"): Friday 23 November 2001
Payment date: Monday 31 December 2001

Share certificates may not be dematerialised/ rematerialised between Monday 12 November and 23 November 2001, both days inclusive.

## Prospects

The positive sales trend of the first six months is expected to continue during the remainder of the year. This, together with ongoing cost control, should result in real earnings growth at the full year.

# Directorate and administration

**Chairman** E A G Mackay

**Non-executive directors**
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

**Executive Directors**
A J Clark (Managing Director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

**Company Secretary**
D A Butler

**Registered office**
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

**Transfer secretaries**
Mercantile Registrars Ltd
Anglogold Building
11 Diagonal Street
Johannesburg 2001
POBox 1053
Johannesburg 2000
South Africa